5/8 AH 5-19-03

VF 5-14-03

03015858

STATES
HANGE COMMISSION
, D.C. 20549

SECURITIES AND EXCHANGE COMM.
RECEIVED
MAY 8 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 5043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John A. Siberell + Co ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rockenbaugh + Frizzo LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

John A. Siberell & Co.

Annual Report

June 30, 2002

JOHN A. SIBERELL & CO.

South Bend, Indiana

FINANCIAL STATEMENTS

June 30, 2002

CONTENTS

Rockenbaugh & Frizzo LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT AUDITORS

To the Partners
John A. Siberell & Co.
South Bend, Indiana

We have audited the accompanying statement of financial condition of John A. Siberell & Co. as of June 30, 2002 and the related statements of income and partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the management of John A. Siberell & Co. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rockenbaugh & Frizzo LLP

Rockenbaugh & Frizzo LLP
July 17, 2002

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 2,100,806
Deposits in Clearing Funds and Special Reserve	37,457
Receivables from Customers on Cash and Margin Accounts	228,669
Receivables from Brokers	4,485
Total Current Assets	2,371,417
Other Assets:	
Exchange Membership (at cost)	8,350
Office Furnishings and Auto (after accumulated depreciation of $15,697)	4,943
Total Other Assets	13,293
TOTAL ASSETS	$ 2,384,710

LIABILITIES AND PARTNERSHIP CAPITAL

Current Liabilities:	
Payables to Customers	$ 108,401
Payables to Non-Customers	138
Total Current Liabilities	108,539
Partnership Capital	2,276,171
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 2,384,710

See accountant's report and notes to financial statements

JOHN A. SIBERELL & CO.
STATEMENT OF INCOME AND PARTNERSHIP CAPITAL
Year ended June 30, 2002

Revenues:		
Commissions	$	309,503
Interest		13,392
		322,895
Expenses:		
Commissions and Floor Brokerage		20,422
Communications		23,522
Occupancy		16,550
Salaries		49,372
Other Operating Expenses		36,637
		146,503
Net Income		176,392
Partnership Capital at Beginning of Year		2,175,222
Partners' Draws		75,443
Partnership Capital at End of Year	$	2,276,171

See accountant's report and notes to financial statements

JOHN A. SIBERELL & CO.
STATEMENT OF CASH FLOWS
Year ended June 30, 2002

Cash Flows From Operating Activities	
Net Income	$ 176,392
Adjustments to Reconcile Net Income	
to Net Cash From Operating Activities	
Depreciation	1,775
Decrease in Receivables	152,085
Increase in Payables	44,394
Total Adjustments	198,254
Net Cash From Operating Activities	374,646
Cash Flows From Financing Activities	
Partners' Draws	(75,443)
Net Cash From Financing Activities	(75,443)
Net Change in Cash	299,203
Cash and Cash Equivalents at Beginning of Year	1,801,603
Cash and Cash Equivalents at End of Year	$ 2,100,806

See accountant's report and notes to financial statements

JOHN A. SIBERELL & CO.

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of John A. Siberell & Co. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Operations:

John A. Siberell & Co. (the "Company") is a securities dealer located in Northern Indiana.

Securities Transactions:

Securities transactions and related income and expenses are recorded on a settlement date basis which is generally the third business day following the trade date.

Securities Owned:

Securities owned for which there is a market on a securities exchange or an independent publicly quoted market are valued at the last sales price or at the most recent bid quotation. Securities owned which are not readily marketable are valued by the Company. Unrealized gains and losses are recognized in the statement of income and partnership capital.

Income Taxes:

State and federal income taxes have not been provided because partners are required to report their proportionate shares of taxable income or loss in their individual income tax returns.

Cash and Cash Equivalents:

Cash and cash equivalents include regular business checking accounts on deposit with local banks. At each institution, deposits up to $100,000 are insured by an agency of the federal government.

Profit Sharing:

The Company has a SEP plan for all active employees. The expense of $5,940 for the year is equal to the plan contribution.

-continued-

JOHN A. SIBERELL & CO.

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL RULE

The Company, as a member of the Chicago Stock Exchange, Inc., is subject to the Exchange's Net Capital Rule which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceeding 15 to 1. The ratio for the Company at June 30, 2002 was .05 to 1. As disclosed in the schedule of the computation of net capital at June 30, 2002, the required capital was $250,000 and the net capital was $2,258,393. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in the supplementary information of this report as compared to the corresponding June 30, 2002 filing of the FOCUS Report.

NOTE 3 – OMISSION OF CERTAIN SCHEDULES FROM REPORT

At June 30, 2002, there were no items necessary for disclosure concerning information relating to the possession or control requirements under Rule 15c3-3; therefore, no such schedule is included in this report. In addition, no statement of changes in liabilities subordinated to claims of general creditors has been prepared as no such liabilities exist.

NOTE 4 – AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2002 statement of financial condition is available for examination and copying at the Partnership's office, and at the Principal and Chicago Regional Office of the Commission.

SUPPLEMENTARY INFORMATION

JOHN A. SIBERELL & CO.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-1
June 30, 2002

Partnership Capital (including unrealized gains)	$ 2,276,171
Ownership Equity not Allowable as Net Capital:	
Exchange Membership	8,350
Net Office Furnishings & Auto	4,943
Broker Receivable	4,485
Net Capital	2,258,393
Required Capital (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	250,000
Excess Net Capital	$ 2,008,393

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2002 filing of the FOCUS Report.

JOHN A. SIBERELL & CO.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
June 30, 2002

Credit Balances	
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 108,401
Total Credits	108,401
Debit Balances	
Debit Balances in Customers' Cash and Margin Accounts (after statutory allowance for doubtful collections of $2,287)	226,382
Total Debits	226,382
Excess of Total Debits Over Total Credits	$ 117,981
	No Reserve is Necessary

No material differences exist between the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2002 filing of the FOCUS Report.

Rockenbaugh & Frizzo LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

To the Partners
John A. Siberell & Co.
South Bend, Indiana

In planning and performing our audit of financial statements of John A. Siberell & Co. for the year ended June 30, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by John A. Siberell & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Rockenbaugh & Frizzo LLP

Rockenbaugh & Frizzo LLP
July 17, 2002